UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Date of report) February 1, 2017

(Date of earliest event reported) January 31, 2017

ONEOK, Inc.

(Exact name of registrant as specified in its charter)

Oklahoma	001-13643	73-1520922
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Fifth Street, Tulsa, OK

(Address of principal executive offices)

74103

(Zip code)

(918) 588-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On January 31, 2017, ONEOK, Inc. (“ONEOK”), New Holdings Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”), ONEOK Partners, L.P., a Delaware limited partnership (“ONEOK Partners”), and ONEOK Partners GP, L.L.C., a Delaware limited liability company and the general partner of ONEOK Partners (the “ONEOK Partners GP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into ONEOK Partners with ONEOK Partners surviving as a wholly owned subsidiary of ONEOK (the “Merger”), in a taxable transaction to unitholders.

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding common unit of ONEOK Partners (the “ONEOK Partners Common Unit”) (other than ONEOK Partners Common Units held directly or indirectly by ONEOK), will be converted into the right to receive 0.985 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of ONEOK (the “ONEOK Common Stock”).

Each of ONEOK, Merger Sub, ONEOK Partners, and ONEOK Partners GP has made customary representations and warranties and covenants in the Merger Agreement. The Merger Agreement also includes, among others, certain pre-closing covenants by ONEOK, ONEOK Partners and ONEOK Partners GP: (a) that ONEOK Partners, ONEOK Partners GP and their respective subsidiaries will conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (b) to convene and hold meetings of ONEOK’s stockholders and ONEOK Partners’ limited partners to approve the Merger; and (c) that, subject to certain exceptions, a special committee (the “Special Committee”) of the board of directors of ONEOK, the board of directors of ONEOK Partners GP and the conflicts committee of the board of directors of ONEOK Partners GP will recommend that their stockholders and limited partners, respectively, approve the issuance of ONEOK Common Stock in connection with the Merger (the “ ONEOK Stock Issuance”) or the Merger, respectively. The Merger Agreement provides that ONEOK will not take certain actions that would reasonably be expected to prevent or delay the Merger, including soliciting any proposals or offer to acquire more than 25% of ONEOK that would reasonably be expected to prevent or delay the Merger.

The Merger is subject to various closing conditions, including but not limited to (i) approval of the ONEOK Stock Issuance by at least a majority of the votes cast by the holders of shares of ONEOK Common Stock voting on the matter, (ii) approval of the Merger Agreement by at least a majority of the outstanding ONEOK Partners Common Units and Class B units of ONEOK Partners, voting as a single class, (iii) the absence of any statute, rule, order, decree or regulation prohibiting the Merger, (iv) the approval for listing of ONEOK Common Stock on the New York Stock Exchange, (v) the effectiveness under the Securities Act of 1933, as amended, of a registration statement covering the ONEOK Common Stock, (vi) receipt by ONEOK of an opinion to the effect that the Merger should not be treated as a transaction governed by Section 351(a) of the internal revenue code, (vii) the accuracy of each party’s representations and warranties, and (viii) each party’s compliance with its covenants and agreements contained in the Merger Agreement.

The parties have also agreed to use their reasonable best efforts to cooperate with each other and respond to and comply promptly with any requests for information with respect to antitrust and competition laws.

The Merger Agreement contains certain termination rights for both ONEOK and ONEOK Partners, including, among others, (i) by ONEOK or ONEOK Partners, if the Merger is not consummated by September 30, 2017, (ii) by ONEOK, if the board of directors of ONEOK Partners GP or the conflicts committee takes certain actions with respect to its recommendation of the Merger prior to the partnership unitholder meeting, and (iii) by ONEOK Partners, if the Special Committee takes certain actions with respect to its recommendation of the ONEOK Stock Issuance prior to the ONEOK stockholder meeting. The Merger Agreement further provides that upon termination of the Merger Agreement by ONEOK under certain circumstances, ONEOK Partners must pay ONEOK a termination fee (up to, in certain instances, $300 million), and upon termination of the Merger Agreement by ONEOK Partners under certain circumstances, ONEOK must pay ONEOK Partners a termination fee (up to, in certain instances, $300 million).

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about ONEOK, ONEOK Partners or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ONEOK, ONEOK Partners or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ONEOK’s or ONEOK Partners’ public disclosures.

Item 7.01	Regulation FD Disclosure

ONEOK and ONEOK Partners issued a joint press release on February 1, 2017, announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. In addition, ONEOK provided supplemental information regarding the proposed transactions to employees. A copy of the email to employees announcing the proposed transactions is attached hereto as Exhibit 99.2.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of January 31, 2017, by and among ONEOK, Inc., New Holdings Subsidiary, LLC, ONEOK Partners, L.P., and ONEOK Partners GP, L.L.C.*

99.1	Joint Press Release dated February 1, 2017, announcing entry into the Merger Agreement.

99.2	Email to employees, February 1, 2017.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc.

Date: February 1, 2017	By:	/s/ Derek S. Reiners
Derek S. Reiners
Senior Vice President,
Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of January 31, 2017, by and among ONEOK, Inc., New Holdings Subsidiary, LLC, ONEOK Partners, L.P., and ONEOK Partners GP, L.L.C.*

99.1	Joint Press Release dated February 1, 2017, announcing entry into the Merger Agreement.

99.2	Email to employees, February 1, 2017.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.

INFORMATION FURNISHED

The information in Item 7.01 and Exhibits 99.1-99.2 of this Form 8-K is being furnished, not filed. Accordingly, the information will not be incorporated by reference into any registration statement filed by ONEOK under the Securities Act of 1933, as amended, unless specifically identified as being incorporated by reference therein.

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOK’s and ONEOK Partners’ current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ONEOK and ONEOK Partners, including future financial and operating results, ONEOK’s and ONEOK Partners’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite ONEOK stockholder and ONEOK Partners unitholder approvals relating to the proposed transaction;

•	the risk that ONEOK or ONEOK Partners may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•	competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•	the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between ONEOK and ONEOK Partners;

•	the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of ONEOK and ONEOK Partners;

•	the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

•	future demand for and prices of natural gas, NGLs and crude oil;

•	competitive conditions in the overall energy market;

•	availability of supplies of Canadian and United States natural gas and crude oil; and

•	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•	our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•	risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•	the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in ONEOK’s and ONEOK Partners’ most recent annual reports on Form 10-K, respectively, and in other ONEOK and ONEOK Partners reports on file with the Securities and Exchange Commission (the “SEC”).

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ONEOK nor ONEOK Partners undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of ONEOK and ONEOK Partners on file with the SEC. ONEOK’s and ONEOK Partners’ SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication may contain certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry.

Additional Information And Where To Find It

This communication is not a solicitation of any vote, approval, or proxy from any ONEOK stockholder or ONEOK Partners unitholder. In connection with the proposed transaction, ONEOK will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of ONEOK and a joint proxy statement of ONEOK and ONEOK Partners. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. ONEOK and ONEOK Partners will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK or ONEOK Partners may file with the SEC in connection with the proposed transaction. ONEOK and ONEOK Partners urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from ONEOK Partners’ website (www.oneokpartners.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Solicitation

ONEOK, ONEOK Partners and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ONEOK stockholders and ONEOK Partners unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of ONEOK stockholders and ONEOK Partners unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about ONEOK’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about ONEOK Partners’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about ONEOK’s executive officers and directors and ONEOK Partners’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from ONEOK and ONEOK Partners using the contact information above.